SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2011

Commission File Number: 1-16269

AMÉRICA MÓVIL, S.A.B. DE C.V.
(Exact name of registrant as specified in its charter)
America Mobile
(Translation of Registrant´s name into English)

Lago Zurich 245
Plaza Carso / Edificio Telcel
Colonia Granada Ampliación
11529 Mexico, D.F., Mexico
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes _______ No ___X____

Indicate by check mark if the Registrant is submitting this Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes _______ No ___X____

Indicate by check mark whether the registrant by furnishing the information contained in this Form 6-K is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes _______ No ___X____

“América Móvil announces a proposal for a forward stock split,

dividend payment and an increase in the amount to repurchase shares”

Mexico City, Mexico, March 15, 2011 -- América Móvil, S.A.B. de C.V. (“AMX”) (BMV: AMX; NYSE: AMX; Nasdaq: AMOV; LATIBEX: XAMXL) announced that in today’s meeting, its Board of Directors decided to submit to the Ordinary and Extraordinary General Shareholders’ Meetings to be held on or before April 30, 2011, a proposal to:

(i)            conduct a 2 for 1 forward stock split applicable to all shares that represent the capital stock of AMX;

(ii)           make a payment of a cash dividend from the consolidated net profit tax account of MXP$0.36 (thirty six peso cents), payable in two installments, to each of the series of shares “AA”, “A" and "L" that represent the capital stock of AMX (which includes the preferred dividend correspondent to the series “L” shares), which amount shall be proportionally adjusted as a result of the resolutions to be taken with respect to the forward stock split aforesaid; and

(iii)          increase in MXP$50,000,000,000.00 (fifty billion pesos) the outstanding amount to repurchase shares in accordance with article 56 of the Securities Market Law (Ley del Mercado de Valores).

About AMX

AMX is the leading provider of wireless services in Latin America. As of December 31, 2010, it had 225 million wireless subscribers and 51.5 million fixed revenue generating units in the Americas.

Legal Disclaimer

This press release contains certain forward-looking statements that reflect the current views and/or expectations of AMX and its management with respect to its performance, business and future events. We use words such as “believe,” “anticipate,” “plan,” “expect,” “intend,” “target,” “estimate,” “project,” “predict,” “forecast,” “guideline,” “should” and other similar expressions to identify forward-looking statements, but they are not the only way we identify such statements. Such statements are subject to a number of risks, uncertainties and assumptions. We caution you that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in this release. AMX is under no obligation and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 16, 2011

AMÉRICA MÓVIL, S.A.B. DE C.V.

By:	/S/ Carlos García Moreno
Name: Title:	Carlos García Moreno Chief Financial Officer